Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

September 28, 2022

The following changes were made in this Amendment:

<u>Changes to Question 13B</u>

CBOE FX Markets, LLC – Name change in Execute or Trade section

ICE BONDS SECURITIES CORPORATION – Name change in Execute or Trade section

BROKERTEC USA, L.L.C. – Added to Execute or Trade section

TRADERTOOLS INC. – Added to Execute or Trade section

FX HEDGEPOOL, INC. – Added to Execute or Trade section

SIEGE FX LIMITED – Added to Execute or Trade section

SKANDINAVISKA ENSKILDA BANKEN AB – Name change in Custody, Clear, or Settle section

THAILAND SECURITIES DEPOSITORY COMPANY LIMITED – Added to Custody, Clear, or Settle section

BANK OF TAIWAN – Added to Custody, Clear, or Settle section